CAREPHARM, INC. AND DIVERSACARE, INC.

COMBINED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2003 and the
Year Ended December 31, 2002

CAREPHARM, INC. AND DIVERSACARE, INC.

CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

COMBINED FINANCIAL STATEMENTS

Combined Balance Sheet	2-3
Combined Statements of Operations	4
Combined Statements of Stockholders’ Equity	5
Combined Statements of Cash Flows	6-7

NOTES TO COMBINED FINANCIAL STATEMENTS	8-15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
CarePharm, Inc. and Diversacare, Inc.

We have audited the accompanying combined balance sheet of CarePharm, Inc. and Diversacare, Inc. as of June 30, 2003 and the related combined statements of operations, stockholders’ equity and cash flows for the six months ended June 30, 2003 and the year ended December 31, 2002. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of CarePharm, Inc. and Diversacare, Inc. as of June 30, 2003, and the results of their combined operations and their combined cash flows for the six months ended June 30, 2003 and the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

On June 30, 2003, 100% of the common stock of CarePharm, Inc. and Diversacare, Inc. was acquired in a business combination (see Note 1).

June 30, 2004
New York, New York

CAREPHARM, INC. AND DIVERSACARE, INC.

COMBINED BALANCE SHEET

June 30, 2003

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$27,156
Accounts receivable, net	138,883
Inventory	343,418

Total Current Assets		$509,457

PROPERTY AND EQUIPMENT, Net		85,773

OTHER ASSETS
Due from related party	49,100
Goodwill, net of accumulated amortization	113,589

Total Other Assets		162,689

TOTAL ASSETS		$757,919

The accompanying notes are an integral part of these combined financial statements.

CAREPHARM, INC. AND DIVERSACARE, INC.

COMBINED BALANCE SHEET

June 30, 2003

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$58,317
Accrued expenses and other current liabilities	6,538
Current maturities of long-term debt	55,467
Notes payable - related parties	105,950

Total Current Liabilities		$226,272

LONG-TERM DEBT, Less current maturities		115,929

TOTAL LIABILITIES		342,201

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY
Common stock - CarePharm, Inc. - $1 par value;
1,000 shares authorized, issued and outstanding		1,000
Common stock - Diversacare, Inc. - $1 par value;
1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		565,365
Accumulated deficit		(151,647)

TOTAL STOCKHOLDERS’ EQUITY		415,718

TOTAL LIABILITIES AND STOCKHOLDERS’
EQUITY		$757,919

The accompanying notes are an integral part of these combined financial statements.

CAREPHARM, INC. AND DIVERSACARE, INC.

COMBINED STATEMENTS OF OPERATIONS

	For the Six Months Ended June 30, 2003
		For theYear Ended December 31, 2002

NET SALES	$1,574,121	$4,162,411

COST OF SALES	922,728	2,767,094

GROSS MARGIN	651,393	1,395,317

OPERATING EXPENSES:
Compensation costs and related benefits	430,358	874,041
Occupancy costs	69,762	174,578
Depreciation and amortization	18,582	42,370
Other operating expenses	179,934	236,750
Impairment loss - goodwill	60,197	—
Writedown of leasehold improvements	53,000	—

TOTAL OPERATING EXPENSES	811,833	1,327,739

OPERATING (LOSS) INCOME	(160,440)	67,578

OTHER INCOME (EXPENSE)
Other income	2,742	1,511
Interest expense	(9,965)	(19,310)

TOTAL OTHER EXPENSE	(7,223)	(17,799)

(LOSS) INCOME BEFORE INCOME TAXES	(167,663)	49,779

DEFERRED INCOME TAX (BENEFIT) EXPENSE	(15,000)	15,000

NET (LOSS) INCOME	$(152,663)	$34,779

The accompanying notes are an integral part of these combined financial statements.

CAREPHARM, INC. AND DIVERSACARE, INC.

COMBINED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the Six Months Ended June 30, 2003 and the Year Ended December 31, 2002

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders’ Equity

	Shares	Amount

BALANCE - January 1, 2002	2,000	$2,000	$—	$(16,971)	$(14,971)

Net income	—	—	—	34,779	34,779
Distributions	—	—	—	(16,203)	(16,203)

BALANCE - December 31, 2002	2,000	2,000	—	1,605	3,605

Net loss for the six months ended June 30, 2003	—	—	—	(152,663)	(152,663)

Conversion of debt to capital	—	—	565,365	—	565,365

Distributions	—	—	—	(589)	(589)

BALANCE - June 30, 2003	2,000	$2,000	$565,365	$(151,647)	$415,718

The accompanying notes are an integral part of these combined financial statements.

CAREPHARM, INC. AND DIVERSACARE, INC.

COMBINED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30, 2003	For the Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(152,663)	$34,779
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:

Depreciation and amortization	18,582	42,370

Write-down of long-term assets	113,197	—
Changes in operating assets and liabilities:

Accounts receivable	(6,956)	57,202

Inventory	(7,326)	(38,581)

Deferred income taxes	(15,000)	15,000

Accounts payable	23,969	(5,379)

Accrued expenses and other current liabilities	(6,031)	4,796

NET CASH (USED IN) PROVIDED BY

OPERATING ACTIVITIES	(32,228)	110,187

CASH FLOWS USED IN INVESTING ACTIVITIES

Purchases of property and equipment	(57,892)	—

CASH FLOWS FROM FINANCING ACTIVITIES

Repayment of long-term borrowings	(30,800)	(77,150)

Advances from related parties	36,981	30,975

Distributions to shareholders	(589)	(16,203)

NET CASH PROVIDED BY (USED IN)

FINANCING ACTIVITIES	$5,592	$(62,378)

The accompanying notes are an integral part of these combined financial statements.

CAREPHARM, INC. AND DIVERSACARE, INC.

COMBINED STATEMENTS OF CASH FLOWS, Continued

	For the Six Months Ended June 30, 2003	For the Year Ended December 31, 2002

NET (DECREASE) INCREASE IN CASH AND

CASH EQUIVALENTS	$(84,528)	$47,809

CASH AND CASH EQUIVALENTS - Beginning	111,684	63,875

CASH AND CASH EQUIVALENTS - Ending	$27,156	$111,684

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the periods for:

Interest	$9,965	$19,310

Income taxes	$—	$—

Non-cash investing and financing activities:

Conversion of debt to equity	$565,365	$—

The accompanying notes are an integral part of these combined financial statements.

CAREPHARM, INC. AND DIVERSACARE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

Diversacare, Inc. (“Diversacare”) and CarePharm, Inc. (“CarePharm”) (the “Company” or “Companies”) began business in July 2000 and August 1999, respectively. Both companies operate in the retail and long-term care pharmaceutical industry. The Companies sell prescription and over-the-counter drugs through their three specialty pharmacy stores and agreements with long-term care facilities located in Houston, Texas.

On June 30, 2003, CarePharm and Diversacare entered into stock purchase agreements with Cornerstone Services Group, Inc. (“Cornerstone”). Pursuant to these agreements, the stockholders of CarePharm received 4,079,251 shares of Cornerstone common stock and a promissory note for $75,000, in exchange for 100% of the equity of CarePharm, and the stockholders of Diversacare received 2,692,306 shares of Cornerstone common stock and a promissory note for $125,000, in exchange for 100% of the equity of Diversacare.

Combination Policy - Common Control

The combined financial statements include the accounts of Diversacare and CarePharm, both of which are under common control and ownership. All significant inter-company transactions and balances have been eliminated in combination.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during each of the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and temporary investments with maturities of three months or less when purchased.

Accounts Receivable

Accounts receivable is stated net of an allowance for uncollectible accounts of $-0- as of June 30, 2003. The balance primarily includes amounts due from third party providers (e.g., insurance companies and governmental agencies) and customers. Accounts receivable is reduced by an allowance to estimate the amount that will be actually collected from its customers.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which are generally three to five years. Expenditures for maintenance and repairs, which do not extend the economic useful life of the related assets, are charged to operations as incurred. Gains or losses on disposal of property and equipment are reflected in the statement of operations in the period of disposal.

CAREPHARM, INC. AND DIVERSACARE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1 - Summary of Significant Accounting Policies, continued

Impairment of Long-Lived Assets

The Company groups and evaluates property and equipment and intangible assets excluding goodwill, for impairment at the individual store level, which is the lowest level at which individual cash flows can be identified. When evaluating assets for potential impairment, the Company first compares the carrying amount of the asset to the asset’s estimated future cash flows (undiscounted and without interest charges) If the estimated future cash flows used in this analysis are less than the carrying amount of the asset, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the asset to the asset’s estimated future cash flows (discounted and with interest charges). If the carrying amount exceeds the asset’s estimated future cash flows (discounted and with interest charges), the loss is allocated to the long-lived assets of the group on a pro rata basis using the relative carrying amounts of those assets.

Inventory

Inventory consists of various pharmaceutical drugs and is stated at the lower of cost or market utilizing the first-in, first-out (“FIFO”) method. Reserves for slow moving and obsolete inventory are based on historical experience and current product demand.

Fair Value of Financial Instruments

The Company’s financial instruments consist primarily of cash, accounts payable and accrued expenses and short-term debt, which approximate fair value because of their short maturities. The carrying amount of long-term debt approximates fair value due to the market rate of interest incurred by the Company. The fair value of the Company’s notes payable to shareholders and related parties are not reasonably determinable based on the related party nature of the transactions.

Revenue Recognition

The Company recognizes revenue from the sale of pharmacy prescriptions and other merchandise at the time of sale. Customer returns are immaterial.

Vendor Allowances

The Company accounts for vendor allowances under the guidance provided by the Emerging Issues Task Force (“EITF”) No. 02-16, “Accounting by a Reseller for Cash Consideration Received from a Vendor”. Vendor allowances reduce the carrying cost of inventory unless they are specifically identified as a reimbursement for promotional programs and/or other services provided. Funds that are directly linked to advertising commitments are recognized as a reduction of advertising expense in other operating expenses when the related advertising commitment is satisfied. Any such allowances received in excess of the actual cost incurred also reduce the carrying cost of inventory. The total value of any upfront payments received from vendors that are linked to purchase commitments is initially deferred.

CAREPHARM, INC. AND DIVERSACARE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1 - Summary of Significant Accounting Policies, continued

Vendor Allowances, continued

The deferred amounts are then amortized to reduce cost of goods sold over the life of the contract based upon purchase volume. The total value of any upfront payments received from vendors that are not linked to purchase commitments are also initially deferred. The deferred amounts are then amortized to reduce cost of goods sold on a straight-line basis over the life of the related contract. The total amortization of these upfront payments was not material to the accompanying combined financial statements. For the periods included in these combined financial statements, there were no vendor allowances received by the Company.

Store Opening and Closing Costs

New store opening costs, other than capital expenditures, are charged directly to expense when incurred. When the Company closes a store, the present value of estimated unrecoverable costs, including the remaining lease obligation less estimated sublease income and the book value of abandoned property and equipment, are charged to expense.

Advertising Costs

Advertising costs are expensed when the related advertising takes place. Advertising costs, net of vendor funding, which are included in other operating expenses, were approximately $1,000 for the six-month period ended June 30, 2003 and $1,200 for the year ended December 31, 2002.

Income Taxes

Diversacare provides for federal and state income taxes currently payable, as well as for those deferred because of temporary differences between reporting income and expenses for financial statement purposes versus tax purposes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recoverable or settled. The effect of a change in tax rates is recognized as income or expense in the period of the change. A valuation allowance is established, when necessary, to reduce deferred income tax assets to the amount that is more likely than not to be realized.

CarePharm operates as an S corporation and is not subject to federal income tax. On July 1, 2003, CarePharm, Inc. no longer qualifies for S Corporation status as a result of being acquired by Cornerstone (see Note 1).

CAREPHARM, INC. AND DIVERSACARE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 2 - Property and Equipment, Net

Property and equipment at June 30, 2003 consists of the following:

Amount

Fixtures, equipment and vehicles	$153,314
Less: accumulated depreciation	67,541

Property and Equipment, Net	$85,773

Depreciation expense for the six months ended June 30, 2003 was $18,582 and $42,370 for the year ended December 31, 2002.

During the six months ended June 30, 2003, the Company wrote down the carrying value of its leasehold improvements by $53,000.

NOTE 3 - Long -Term Debt

Long-term debt at June 30, 2003 consists of the following:

Amount

GMAC note at interest rate of 11.99%, monthly payments of $391, due
April 2006, collateralized by vehicle	$11,234
JP Morgan Chase notes at interest rate of 8.99%, monthly payments of
$1,780, due May 6, 2006, collateralized by vehicles	43,518
JP Morgan Chase note at variable interest of 2% above prime, monthly payments of $1,975, due October 2007, collateralized by certain
accounts receivable and inventory	75,000
JP Morgan Chase at interest rate of 6.5%, monthly payments of $1,413,
due January 2007, collateralized by vehicles	41,644

Total Long-Term Debt	171,396
Less: current maturities	55,467

Long-Term Debt, Less Current Maturities	$115,929

The prime interest rate was 3.5% at June 30, 2003 and December 31, 2002, respectively.

CAREPHARM, INC. AND DIVERSACARE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 3 - Long -Term Debt, continued

Maturities of long-term debt over the next five years are as follows:

Years Ended December 31,	Amount

2004	$57,467
2005	55,685
2006	44,041
2007	14,203

$171,396

NOTE 4 - Goodwill

The Company has adopted the provisions of SFAS Nos. 141, “Business Combinations”, and SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 141 is effective as to any business combination occurring after June 30, 2001 and certain transition provisions that affect accounting for business combinations prior to June 30, 2001 are effective as of the date SFAS No. 142 is applied in its entirety.

Goodwill relating to acquisitions completed subsequent to June 30, 2001 is not amortized and is subject to impairment testing. In addition, effective January 1, 2002, the Company will no longer be required to amortize goodwill and certain other intangibles assets relating to acquisitions completed prior to July 1, 2001.

SFAS No. 142 provides, among other things, that goodwill and intangible assets with indeterminate lives shall not be amortized. Goodwill shall be assigned to a reporting unit and annually tested for impairment. Intangible assets with determinate lives shall be amortized over their estimated useful lives, with the useful lives reassessed continuously, and shall be assessed for impairment under the provisions of SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”. Goodwill is also assessed for impairment on an interim basis when events and circumstances warrant. The Company assesses whether an impairment loss should be recognized and measured by comparing the fair value of the “reporting unit” to the carrying value, including goodwill. If the carrying value exceeds fair value, then the Company will compare the implied fair value of the goodwill (as defined in SFAS No. 142) to the carrying amount of the goodwill. If the carrying amount of the goodwill exceeds the implied fair value, then the goodwill will be adjusted to the implied fair value.

In the Company’s 2003 annual analysis conducted in the second quarter of 2003, the Company concluded that it had an impairment loss of $60,197 related to goodwill reflected on Diversacare as a result of an appraisal performed as of June 30, 2003 in connection with the sale of the Company. In addition, there was no impairment of goodwill related to CarePharm based on its then forecasted discounted cash flows and consideration received in connection with the sale of the Company (see Note 1). Accordingly, the carrying value of goodwill was reduced to $113,589.

CAREPHARM, INC. AND DIVERSACARE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 4 - Goodwill, continued

Goodwill and related accumulated amortization and impairment are as follows as of June 30, 2003:

	Gross Carrying Value	Impairment Loss	Accumulated Amortization	Net

Goodwill	$ 218,069	$ 60,197	$ 44,283	$ 113,589

NOTE 5 - Related Party Transactions

The Company paid consulting fees to a related party of approximately $14,000 during the year ended December 31, 2002. The Company from time to time receives non-interest bearing advances from certain officers of the Company. The purpose of the borrowings is for general working capital needs. As of June 30, 2003, the Companies had outstanding loans due to certain of its stockholders, totaling $105,950, which are classified as short-term. During the six months ended December 31, 2003, the Company repaid $70,950. During the six months ended June 30, 2003, advances from stockholders totaling $565,365 were converted to capital.

At June 30, 2003 the Company has outstanding short-term loans of $49,100 due from a related party. These loans are non-interest bearing.

NOTE 6 - Commitments and Contingencies

Rental Expense and Lease Commitments

The Company leases space, vehicles and office equipment under operating leases. The leased rental space for the individual pharmacy store primarily include base rent and is subject to certain escalation charges as defined under the lease agreements.

Future minimum rental payments, exclusive of escalation charges, under these non-cancelable operating leases as of June 30, 2003 are as follows:

For the Year Ending December 31,
Amount

(Six months ended December 31,2003)	$27,450
2004	70,300
2005	75,500
2006	36,200
2007	36,200
2008	18,100

Total	$263,750

CAREPHARM, INC. AND DIVERSACARE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 6 - Commitments and Contingencies, continued

Rent expense under operating leases for the six months ended June 30, 2003 approximated $40,400 and $80,600 for the year ended December 31, 2002. These costs are included as part of occupancy costs in the statement of operations.

Litigation

In the normal course of business the Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties and outcomes are not predictable with assurance.

NOTE 7 - Concentration of Credit Risks

The Company purchases substantially all of its inventory products from one principal supplier. If the supplier were to cease to supply these inventory products, management believes there are alternative vendors available to meet its inventory requirements.

For the six months ended June 30, 2003 and the year ended December 31, 2002, revenues billed to the Texas Department of Health Vendor Drug Program (“Medicaid”) for prescription drugs account for approximately 61% and 64%, respectively, of total revenues. As of June 30, 2003, amounts due from Medicaid totaled approximately $10,000.

NOTE 8 - Income Taxes

During the year ended December 31, 2002, Diversacare, a “C” corporation, had pre-tax earnings of approximately $51,000. An income tax provision of $15,000 was recorded in the statement of operations for the year then ended.

During the six months ended June 30, 2003, Diversacare incurred a net operating loss of $197,000. As such, Diversacare recorded a tax benefit of $15,000 due to the carryback of the loss to the year 2002.

The Company has not included pro forma income taxes on its “S” corporation earnings since the combined net operating results would not be material for each of the periods presented.

CAREPHARM, INC. AND DIVERSACARE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 9 - New Accounting Pronouncements

On July 30, 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which is applied to exit or disposal activities initiated after December 31, 2002. This Statement nullifies existing guidance related to the accounting and reporting for costs associated with exit or disposal activities and requires that the fair value of a liability associated with an exit or disposal activity be recognized when the liability is incurred. Under previous guidance, certain exit costs were permitted to be accrued upon management’s commitment to an exit plan, which is generally before an actual liability has been incurred. The adoption of this Statement did not have a material impact on the Company’s combined results of operations or financial position.

The Company adopted FASB Interpretation No. (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, effective January 1, 2003. This interpretation requires certain guarantees to be recorded at fair value as opposed to the current practice of recording a liability only when a loss is probable and reasonably estimable. It also requires a guarantor to make enhanced disclosures concerning guarantees, even when the likelihood of making any payments under the guarantee is remote. The adoption of this Statement did not have a material impact on the Company’s combined results of operations or financial position.

The Company adopted FIN 46, “Consolidation of Variable Interest Entities”, effective January 1, 2003. This interpretation requires a company to consolidate variable interest entities (“VIE”) if the enterprise is a primary beneficiary (holds a majority of the variable interest) of the VIE and the VIE possesses specific characteristics. It also requires additional disclosures for parties involved with VIEs. The adoption of this Statement did not have a material impact on the Company’s combined results of operations or financial position.

The Company adopted FIN 46R, (Revised December 2003), “Consolidation of Variable Interest Entities”, effective January 1, 2004. This interpretation addresses how a business should evaluate controlling financial interest in an entity. FIN 46R replaces FASB Interpretation No. 46. The adoption of this Statement did not have a material impact on the Company’s combined results of operations or financial position.

The Company adopted SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”, effective June 15, 2003. This Statement requires certain instruments previously classified as equity on a company’s statement of financial position now be classified as liabilities. The adoption of this Statement did not have a material impact on the Company’s combined results of operations or financial position.